Room 4561

	December 27, 2005

B.M. Milvain, Chief Executive Officer
Health Systems Solutions, Inc.
405 Reo Street, Suite 300
Tampa, Florida 33609

Re:	Health Systems Solutions, Inc.
	Post-effective Amendment No. 1 to Registration Statement on
Form
SB-2
	Filed December 9, 2005
	File No. 333-117238

	Form 10-QSB for the fiscal quarter ended September 30, 2005
	File No. 0-27197

Dear Mr. Milvain:

      This is to advise you that we have limited our review to the controls and procedures section of the above referenced periodic report. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.






Form 10-QSB for the fiscal quarter ended September 30, 2005

Controls and Procedures, page 15
1. We note you that you concluded in the second paragraph that you had a material weakness. However, your disclosure does not contain a conclusion as to the effectiveness of your disclosure controls and procedures required by Item 307 of Regulation S-B. Further, since you have discussed the limitations on the effectiveness of disclosure controls, when providing your conclusion, please ensure that you discuss whether your disclosure controls and procedures are effective at the "reasonable assurance" level.  See SEC Release No. 34-47986
2. Please revise to disclose the specific steps that the company has
taken, if any, to remediate the material weakness including a discussion of any material costs associated with the remediation. If corrective actions were undertaken subsequent to the end of the period covered by the above-referenced periodic report please supplementally advise what remedial actions have taken place.
3. Please disclose when the material weakness was identified, by whom
it was identified and when the material weakness first began.
*              *              *              *

      You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Adam Halper at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462


							Sincerely,


							Mark Shuman
							Branch Chief-Legal

cc:	Via Facsimile (954) 766-7800
	Mr. Brian A. Pearlman
	Adorno & Yoss LLP
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B.M. Milvain
Health Systems Solutions, Inc.
December 27, 2005
Page 1